UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 2)

Under the Securities Exchange Act of 1934

Bluefly, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

096227301
(CUSIP Number)

Prentice Capital Management, LP	Mathew B. Hoffman, Esq.
623 Fifth Avenue, 32nd Floor	Lowenstein Sandler PC
New York, New York 10022	1251 Avenue of the Americas
(212) 756-8040	New York, New York 10020
Attention: Michael Zimmerman	(212) 262-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    096227301

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Prentice Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power:	0
Number of
Shares Beneficially	8.	Shared Voting Power:	3,371,959
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With
	10.	Shared Dispositive Power:	3,371,959

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,371,959

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.9%

14.	Type of Reporting Person (See Instructions): PN

Cusip No.         096227301

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Michael Zimmerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power:	0
Number of
Shares Beneficially	8.	Shared Voting Power:	3,371,959
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With
	10.	Shared Dispositive Power:	3,371,959

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,371,959

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.9%

14.	Type of Reporting Person (See Instructions): IN

Cusip No.         096227301

Item 1.                                Security and Issuer.

This Amendment No. 2 (the "Amendment") amends the Schedule 13D filed on June 15, 2006 as amended on December 28, 2009 (the "Schedule 13D") by Prentice Capital Management, LP ("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Common Stock, par value $0.01 per share, of Bluefly, Inc., a Delaware corporation (the "Company") with its principal executive offices located at 42 West 39th Street, New York, New York.  Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Amendment.

Item 2.                                Identity and Background.

(a)           This Amendment is filed on behalf of the Reporting Persons.

(b)           The address of the principal business office of each of the Reporting Persons  is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

(c)           The principal business of Prentice Capital Management is to serve as investment manager to investment funds (including Prentice Consumer Partners, LP ("Prentice Consumer Partners") which is the record owner of the Shares reported in this Amendment) and manage investments for certain entities in managed accounts with respect to which it has voting and dispositive authority.  The principal business of Mr. Zimmerman is to act as (i) the Managing Member of Prentice Management GP, LLC, the general partner of Prentice Capital Management, (ii) the Managing Member of Prentice Capital GP, LLC, the general partner of certain investment funds, (iii) the Managing Member of Prentice Capital GP II, LLC, the general partner of Prentice Capital GP II, LP, which is the general partner of certain other investment funds and (iv) a managing member of Prentice Consumer Partners GP, LLC, the general partner of Prentice Consumer Partners.  As a result, Mr. Zimmerman may be deemed to control Prentice Capital Management and the investment funds and managed accounts for which it serves as investment manager (including Prentice Consumer Partners) and therefore may be deemed to be the beneficial owner of the Shares reported in this Amendment.

(d)           Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or partners has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or partners has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Prentice Capital Management is a Delaware limited partnership.  Mr. Zimmerman is a United States citizen.

Item 3.                                Source and Amount of Funds or Other Consideration.

The source of funds for the Shares purchased by Prentice Consumer Partners pursuant to the Securities Purchase Agreement (as defined in Item 6 hereof) was the working capital of Prentice Consumer Partners.

Item 4.                                Purpose of Transaction

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time (subject to the terms of any contractual restrictions described in Item 6 hereof) or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.                                Interest in Securities of the Company.

(a)   The total number of Shares outstanding is 28,280,898.  This number consists of (A) 24,614,233 Shares outstanding as of August 9, 2011 pursuant to the Company’s Form 10-Q/A filed on August 26, 2011 and (B) 3,666,665 Shares issued in the private placement transaction described herein which closed on September 7, 2011 (the "Closing Date").  Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 3,371,959 Shares, representing approximately 11.9% of the Company's outstanding Shares.

(b)  Prentice Capital Management and Michael Zimmerman have shared voting power with respect to 3,371,959 Shares.

(c)  Except as otherwise described in this Amendment, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons.

(d)  The partners of Prentice Consumer Partners, a limited partnership for which Prentice Capital Management serves as investment manager, have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective interests in Prentice Consumer Partners.

(e)  Not applicable.

Cusip No.         096227301

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

On September 7, 2011, the Company, Prentice Consumer Partners and the other purchasers party thereto (Prentice Consumer Partners and such other purchasers are collectively referred to as the "Purchasers") entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which the Purchasers agreed to purchase an aggregate of 3,666,665 Shares (the "2011 Shares") from the Company at a per share purchase price of $1.80.  Pursuant to the Securities Purchase Agreement, Prentice Consumer Partners agreed to purchase an aggregate of 333,333 2011 Shares from the Company.  The closing of the purchase and sale of the 2011 Shares pursuant to the Securities Purchase Agreement was consummated on the Closing Date.

      In connection with the Securities Purchase Agreement, on the Closing Date, the Company, Prentice Consumer Partners and certain existing stockholders of the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement amends and restates that certain Registration Rights Agreement that was entered into by the Company and the other parties thereto in connection with the Company’s December 2009 private placement.  Under the terms of the Registration Rights Agreement, the Company agreed to use its commercially reasonable efforts to (i) file a shelf registration statement with respect to the 2011 Shares on or prior to November 15, 2011 (the "Filing Deadline Date") and (ii) cause such shelf registration statement to be declared effective on or prior to the one hundred eightieth (180th) day following the Filing Deadline Date (the "Required Effectiveness Date").  If the shelf registration statement is not filed on or prior to the Filing Deadline Date or is not declared effective by the Required Effectiveness Date, then, subject to receipt of stockholder approval therefore (the "Stockholder Approval Condition"), the Company shall be obligated, subject to certain exceptions, to issue warrants to the Purchasers on the terms outlined in the Registration Rights Agreement.

The Company, the Purchasers and certain existing stockholders of the Company entered into a Lock Up and Support Agreement (the "Lock Up Agreement") in connection with the Securities Purchase Agreement.   Pursuant to the terms of the Lock Up Agreement, (i) each stockholder party thereto agreed that, if a vote, consent or other approval is sought with respect to the Stockholder Approval Condition, it would vote the Shares held by it, other than the 2011 Shares acquired by it under the  Securities Purchase Agreement, in favor of the Stockholder Approval Condition and (ii) each Purchaser agreed that, subject to certain exceptions, it would not, for a period of three hundred sixty five (365) days following the Closing Date, among other things, sell, offer to sell, contract to sell, pledge, grant any right with respect to or otherwise transfer or dispose of any Shares held by it.

In connection with the transactions contemplated by the Securities Purchase Agreement, each director of the Company and certain of the Company’s current executive officers entered into a lock up agreement in favor of the Company and the Purchasers pursuant to which they agreed, subject to certain exceptions, for the period commencing on the date of execution of such lock-up agreement and continuing until the earlier to occur of (i) three hundred sixty five (365) days after the date thereof and (ii) the date on which such director or executive officer ceases to be a director or executive officer of the Company, not to, among other things, sell, offer to sell, contract to sell, pledge, grant any right with respect to or otherwise transfer or dispose of any Shares held by them.

              The foregoing descriptions of the Securities Purchase Agreement, the Registration Rights Agreement, the Lock Up Agreement and the directors’ and officers’ lock up agreement do not purport to be complete and are qualified in their entirety by reference to the instruments filed as exhibits to this Amendment (which, in the case of the form of directors’ and officers’ lock up agreement, is attached as Exhibit C-1 to the Securities Purchase Agreement), which are incorporated by reference to this Item 6.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have previously entered into an agreement with respect to the joint filing of the initial statement on Schedule 13D, and any amendment or amendments thereto, which is attached as an exhibit to the Reporting Persons’ initial statement on Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth herein or as previously reported on the  Schedule 13D filed by the Reporting Persons (including any amendment thereto), the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

Item 7.                                Material to be Filed as Exhibits.

Exhibit A – Securities Purchase Agreement, dated as of September 7, 2011, by and among Bluefly, Inc. and each of the Purchasers named on Schedule 1 thereto.

Exhibit B - Registration Rights Agreement, dated as of September 7, 2011, by and among Bluefly, Inc., Quantum Industrial Partners LDC, SFM Domestic Investments, LLC, Maverick Fund USA, Ltd., Maverick Fund, L.D.C., Maverick Fund II, Ltd., Prentice Consumer Partners, LP, and Rho Ventures VI, L.P.

Exhibit C – Lock Up and Support Agreement, dated as of September 7, 2011, by and among Bluefly, Inc., Quantum Industrial Partners LDC, Maverick Fund USA, Ltd., Maverick Fund, L.D.C., Maverick Fund II, Ltd., Prentice Consumer Partners, LP, and Rho Ventures VI, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 2011

PRENTICE CAPITAL MANAGEMENT, LP

By: /s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

/s/ Michael Zimmerman
Michael Zimmerman

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).